                                                                       Exhibit 8

                                     October
                                     4th
                                     1 9 9 6





(213) 669-6467

                                                                      027,955-27
                                                                   LA3-754595.V1

Apria Healthcare Group Inc.
3560 Hyland Avenue
Costa Mesa, CA  92626

                  Re: Proposed Merger of Apria Number Two, Inc. With And Into Vitas Healthcare Corporation



Dear Sir or Madam:

                  You have requested our opinion concerning certain of the Federal income tax consequences of the proposed Merger of Apria Number Two, Inc. ("Acquisition Subsidiary"), a Delaware corporation and wholly owned subsidiary of Apria Healthcare Group Inc., a Delaware corporation ("Apria"), with and into Vitas Health Care Corporation, a Delaware corporation ("Vitas"), with Vitas being the surviving corporation and causing Vitas to become a wholly owned subsidiary of Apria.

                  In connection with this opinion, we have examined such documents and matters of law and fact as we have considered appropriate, including the Agreement and Plan of Merger, dated as of June 28, 1996, and amendments thereto (the "Agreement"), the Registration Statement on Form S-4 to be filed with the Securities and Exchange Commission, and Certificates of Designation, Preferences and Other Rights for the outstanding series of Vitas stock.

                  Pursuant to the Agreement, Acquisition Subsidiary, at the effective time of the Merger, will be merged, in accordance with applicable state laws, with and into Vitas, which will continue as the surviving corporation. As a result of the Merger, (i) Acquisition Subsidiary's separate corporate existence will cease, and Vitas will hold substantially all of Vitas'
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assets and business, and substantially all of the assets of Acquisition
Subsidiary; and (ii) each share of Vitas Common Stock will be converted, pursuant to the terms of the Agreement, into shares of Apria Common Stock. Concurrent with the Merger, the Vitas 9.0% Cumulative Non-Convertible Preferred Stock will be purchased for cash by Apria. Also concurrent with the Merger, outstanding Vitas Warrants, and Stock Options held by employees and former employees of Vitas, will be converted into Apria Common Stock.

                  Based on the aforementioned facts, and our review and analysis of the current state of the law, it is our opinion that the Merger and concurrent transactions will have the following federal income tax consequences for the holders of Vitas Common Stock and Vitas Warrants and Stock Options:

                  (1) The Merger will constitute a taxable sale of Vitas Common Stock.

                  (2) Capital gain (or capital loss) will be recognized by a Vitas stockholder whose Vitas Common Stock is converted into Apria Common Stock in the Merger (assuming that the Vitas stock is a capital asset in the stockholder's hands).

                  (3) The amount of gain (or loss) will be measured by the difference between the stockholder's tax basis in Vitas Common Stock and the total of the fair market value of Apria Common Stock at the effective time of the Merger and cash received in lieu of fractional shares.

                  (4) In order to qualify for long-term capital gain treatment, the stockholder must have held Vitas Common Stock for more than one year at the effective time of the Merger.

                  (5) The basis of holders of Vitas Common Stock in the Apria Common Stock received as a result of the Merger will equal the fair market value of Apria Common Stock at the effective time of the Merger.

                  (6) The holding period of Apria Common Stock received by the holders of Vitas Common Stock as a result of the Merger will commence at the effective time of the Merger.

                  (7) Each holder of a Warrant who surrenders such Warrant in connection with the Merger in exchange for Apria Common Stock will recognize gain or loss equal to the difference between the amount of the fair market value of the Apria Common Stock received in exchange for the Warrant and the basis of the holder in the Warrant. Such gain or loss will be capital gain or
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loss if, at the effective time of the Merger, the Warrant is a capital asset in the hands of the holder and the Vitas Common Stock underlying the Warrant would be a capital asset in the hands of the holder if it were acquired by the holder pursuant to the Warrant.

                  (8) Upon exchange of a Stock Option for Apria Common Stock, an optionee will recognize ordinary income in an amount equal to the then fair market value of the Apria Common Stock received in the exchange (except that if the optionee is subject to certain restrictions to comply with the "Pooling-of-Interests Accounting" rules, the date on which such income is determined will be deferred to the end of the restriction period unless the optionee files, within 30 days after the exchange, a special tax election under
Section 83(b) of the Code). The basis of the Apria Common Stock in the optionee's hands will be equal to the amount of income recognized as described above. Upon a subsequent sale of shares acquired pursuant to the exchange, the optionee will have taxable gain or loss, measured by the difference between the amount realized and the tax basis of the shares.

                  This opinion is based on current authorities and upon facts and assumptions as of this date. It is subject to change in the event of a change in the applicable law or a change in the interpretation of such law by the courts or by the Internal Revenue Service. There can be no assurance that legislative or administrative changes or court decisions will not be forthcoming that would significantly modify this opinion. Any such changes may or may not be retroactive with respect to transactions prior to the date of such changes. This opinion has no binding effect or official status, and accordingly, no assurance can be given that the position set forth herein will be sustained by a court, if contested. No ruling will be obtained from the Internal Revenue Service with respect to the Merger.

                  We consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name under the caption "THE MERGER
- Certain Federal Income Tax Consequences" in the Proxy Statement/Prospectus. This letter is furnished by us as counsel for Apria and is solely for the benefit of Apria.

                                          Respectfully submitted,



                                          O'MELVENY & MYERS LLP